EXHIBIT 99.9

Equity Pledge Agreement

by and among

Hubei Chutian Microfinance Co., Ltd.

The Shareholders holding 80% Equity Interests of Hubei Chutian

Microfinance Co., Ltd.

and

Wuhan Chutian Investment Holding Co., Ltd.

[August 10] , 2017

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Equity Pledge Agreement

EQUITY PLEDGE AGREEMENT

This Equity Pledge Agreement (“this Agreement”) is entered into by and among the following parties in Wuhan, People’s Republic of China on August 10, 2017.

(1) Hubei Chutian Microfinance Co., Ltd. (“Party A” or “the Company”)

Registered Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(2) The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd. ( “Party B” or “Pledgors”)

Name of the Shareholders	Shareholding Ratio in the Company	Registration No. / ID Card No.	Address
Hubei New Nature Investment Co., Ltd	19.8%	420000000033457	No. 30 Hongshan Road, Wuchang District, Wuhan City
WEI, Qizhi	3%	422126196709172093	NO. 29-1-1403, Shuiguohu Road, Wuchang District, Wuhan City, Hubei Province, PRC.
YANG, Sizhi	13.6%	420981195704285752	No. 503, Door 5, Building 7, No. 18 Jianguo Road, Chaoyang District, Beijing, PRC.
HU, Yuyou	14.16%	342822196608211156	No. 50, Yao Zhuang, Yaoban Village, Xindu Town, Tongcheng City, Anhui Province, PRC.
DENG, Wanxin	4.33%	420104198710191629	No.1, Building 3, No. 15-13 Hangkong Road, Qiaokou District, Wuhan City, Hubei Province, PRC
LIANG, Jing	4.33%	52010219681008382x	No.2, Building 1, No. 57-10, Jiefang Gongyuan Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
WANG, Hailin	7.67%	420221195109030451	No. 6, Building 14, No. 684-18, Jiefang Avenue, Jianghan District, Wuhan City, Hubri Province, PRC.
XIAO, Wenting	10.61%	420103198308154620	No. 1, Floor 5, No. 72 Ren Zhi Li, Jianghan District, Wuhan City, Hubei Province, PRC.
LI, Ling	2.5%	420111197310107044	No. 9, Building 25, No. 130 Sanyang Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
Total	80%	--	--

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Equity Pledge Agreement

(3) Wuhan Chutian Investment Holding Co., Ltd (“Party C” or “Pledgee”)

Registered Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

The Company, Pledgors and Pledgee are referred to collectively in this Agreement as the “Parties”, and individually as a “Party”. WHEREAS:

1.	Party A is a limited liability company duly incorporated and validly existing under PRC laws;

2.	As of the date of this Agreement, Party B legally holds 80% Equity Interests in Party A;

3.	Party C is a wholly foreign-owned enterprise duly incorporated and validly existing under the PRC Laws;

4.	Party A and Party C signed an Exclusive Consigned Management Agreement (the” Exclusive Consigned Management Agreement”) on August 10, 2017; Party A, Party B and Party C signed a Shareholders Voting Proxy Agreement (the “Shareholders Voting Proxy Agreement”) and Exclusive Purchase Option Agreement (the “ Exclusive Purchase Option Agreement”) on August 10, 2017. To secure the performance of the obligations assumed by Party A and Party B under the aforementioned agreements, Party B agrees to pledge its equity interests in Party A (that is, the 80% equity in Party A held by Party B) to Party C as a guaranty, Party C agreed to accept such pledge provided by Party B.

NOW THEREFORE, the Parties, through friendly negotiations, hereby enter into this Agreement with respect to the equity pledge.

1. DEFINITIONS

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1	“PRC” refers to the People’s Republic of China, for purpose of this Agreement, exclude the HongKong Special Administrative Region, Macao Special Administrative Region and Taiwan Province;

1.2	“PRC Laws” refers to all PRC laws, administrative regulations and government rules in effect;

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Equity Pledge Agreement

1.3	“Pledged Equity” refers to the 80% equity in the Company as provided in Article 2.1;

1.4	“Main Agreements” refers to the Exclusive Consigned Management Agreement, Shareholders Voting Proxy Agreement and Exclusive Purchase Option Agreement and the Appendixes thereof, and any supplementary agreements or amendment agreements to such agreements (if applicable);

1.5	“Guaranteed Liability” refers to any direct/indirect losses and any expected benefit loss of the Pledgee arising out of the breach of this Agreement by the Pledgor and the Company, and any fees and expenses incurred due to the request from the Pledgee for performance of the obligation under the Main Agreements.

1.6	“Right of Pledge” refers to the right owned by the Pledgee to be first compensated from the money converted from or the proceeds from the auction or sale of the Pledged Equity by the Pledgors to the Pledgee in the event of default of Pledgors and/or the Company, and such right shall cause the Pledgee to be entitled to the bonus arising from Pledged Equity;

1.7	“ABIC” refers to the competent Administration Bureau of Industry and Commerce which is authorized in accordance with PRC Laws to register the Pledged Equity hereunder;

1.8	“Event of Default” refers to the event as defined in Article 10 hereunder;

1.9	“Business Day” refers to any day except Saturday, Sunday and other public holidays as permitted by PRC Laws.

2. EQUITY PLEDGE

2.1	The Parties agree that Pledgors shall pledge its equities (see the Appendixes) in the Company to the Pledgee as a guaranty for the Guaranteed Liability;

2.2	In case the Pledgors increase the registered capital in the Company during the term of this Agreement, the Pledgors shall pledge the equities acquired in connection with such capital contribution to the Pledgee based on the requirement of the Pledgee, and go through the formalities for equity pledge within thirty (30) days upon the capital contribution. ;

2.3	The Pledgee shall take no responsibility on any forms of impairing of the value of the Pledged Equity, the Pledgor is not entitled to file any forms of claim or instituted any proceedings against the Pledgee, unless such impairing of the value of the Pledged Equity is arising from intentional act or gross negligence of the Pledgee.

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2.4	In case any act conducted by the Pledgors or the Company may cause the Right of Pledge damaged so as to harm the interests of the Pledgee, the Pledgee is entitled to require the Pledged Equity to be auctioned or sold in advance and the proceeds from such auction or sale shall be used to discharge the debt secured by the Pledged Equity in advance.

3. REGISTRATION OF PLEDGE

3.1	Upon the execution of this Agreement, the Pledgors shall cause the Company to record the Right of Pledge in the register of shareholders and deliver it with the common seal of the Company as well as the original of equity contribution certificate of the Pledgors to the Pledgee for safekeeping. If there is any changes to the register of shareholders and equity contribution certificate within the term of this Agreement (provided that such changes is agreed by Party C), Party C shall return such register of shareholders and equity contribution certificate to Party B and the Company for modification registration; Upon receiving such register of shareholders and equity contribution certificate, Party B and the Company shall complete the approval and filing procedure with Wuhan Financial Bureau as soon as possible, and further complete the registration with ABIC and/or equity exchange within 10 days upon receipt of the approval from Wuhan Financial Bureau; and Party B together with the Company shall continue to deliver such modified register of shareholders and equity contribution certificate to Party C within 2 days following the completion of the aforesaid registration, Party C shall ensure that such documents are in safekeeping with it during the pledge period under this Agreement;

3.2	The Parties agree that the Pledgors and the Company shall cause the Pledged Equity under this Agreement to be recorded at ABIC or other authorities as regulated by laws and regulations or other normative documents upon execution of this Agreement (if required by ABIC or other authorities, the initial registered term of the pledge shall be five years). The Parties confirm that whether the Pledged Equity is recorded or registered as above or not shall not affect the validity of this Agreement unless compulsorily required by PRC Laws;

3.3	After the signing of this Agreement, the Pledgors shall in accordance with the Pledgee’s written request which may be made by the Pledgee from time to time, together with the Pledgee, notarized this agreement as well as the register of shareholders with the recorded Pledged Equity in a notary public office as designated by the Pledgee, and Party B and the Company shall give prompt assistant with respect to the notarization following the delivery of the notice with the request of notarization by Party C.

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3.4	The Pledgors and the Company, jointly and individually, agree not to commence any proceedings in court, arbitration or otherwise, to oppose or challenge, in whole or in part, the equity pledge and guarantee granted by this Agreement.

4. CONTINUOUS GUARANTEE AND NON-ABANDON OF RIGHTS

The equity pledge under this Agreement shall constitute a continuous guarantee and shall remain effective before fulfillment of the obligations under the Main Agreements or full repayment of the Guaranteed Liability. The breach of the obligations under the Main Agreements and this Agreement or the ignorance of performance of such agreements by Pledgors, the abandon of exercising relevant rights under the Main Agreements and this Agreement shall not affect the Pledgors’ performance of the Main Agreements and this Agreement as required by the Pledgee at any time in accordance with relevant rules and regulations of PRC laws and the Main Agreements and this Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1	Each Party under this Agreement represents and warrants to other Parties that:

a).	it has relevant power, rights and authorizations for the execution hereof, and performance of the obligations hereunder;

b).	the execution and performance of this Agreement shall not violate or conflict with any of the terms and conditions of other agreements signed by the Parties;

5.2	The Pledgors represent and warrant to the Pledgee that:

a).	they are the validly registered shareholder of the Company, and have fulfilled the obligations of capital contribution in the registered capital of the Company in accordance with relevant rules and regulations of PRC laws; they are the sole legal owner of the Pledged Equity.

b).	As of the date of this Agreements, the Pledgors own complete rights over the Pledged Equity, such Pledged Equity is under no dispute and the Pledgors are entitled to dispose such Pledged Equity.

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c).	The Pledged Equity under this Agreement can be legally pledged or transferred, the Pledgors are legally entitled to pledge such equity to the Pledgee.

d).	Upon execution of this Agreement by the Pledgors, it shall constitute a legitimate, effective and binding obligation over the Pledgors;

e).	except for the Right of Pledge as setup under this Agreement and other relevant rights as set up under the Main Agreements,, the Pledged Equity is not subject to any pledge, guaranty or other form of encumbrances;

f).	they do not or will not transfer the Pledged Equity to any third party or make any agreements, whether oral or written, with respect to the transfer of Pledged Equity;

g).	The pledge under this Agreements should be the primary priority security interests of the Pledged Equity;

h).	Except the ABIC registration for the Equity Pledge, all the consents, approval, permit and waiver from third party or the approval and permit from the governmental authorities required for execution of this Agreement and completion of the Equity Pledge have been obtained and shall remain full effect during the term of validity of this Agreement.

i).	The above representations and warranties shall remain true and accurate before fulfillment of the obligations under the Main Agreements or the full repayment of the Guaranteed Liability.

5.3	The Company agrees to undertake the joint liability with respect to the representations and warrants made by the Pledgors.

6. OBLIGATIONS OF PLEDGORS

6.1	The dividend and bonus arising from the Pledged Equity shall be deposited in an escrow account for the supervision of the Pledgee;

6.2	Apart from the encumbrance set forth hereunder and under the Exclusive Purchase Option Agreement, without the Pledgee’s prior written consent, the Pledgors shall not sell, transfer, mortgage or otherwise dispose of the Pledged Equity, nor shall place encumbrances on such Pledged Equity;

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Equity Pledge Agreement

6.3	Without the Pledgee’s prior written consent, the Pledgors shall not supplement or amend the articles of association of the Company in any manner, nor shall it increase or decrease the registered capital or change the shareholding structure of the Company in any manner;

6.4	The Pledgors shall cause the Shareholders’ General Meeting not to approve for the resolutions on the dissolution, liquidation and change of legal form of the Company, its wholly owned and holding subsidiaries;

6.5	The Pledgors shall cause the Shareholders’ General Meeting not to approve for any profit distribution proposal, nor shall accept such distributed dividend without the Pledgee’s prior written consent; At the Pledgee’s request, it shall promptly approve for the profit distribution proposal, and accept such distributed dividend;

6.6	The Pledgors shall provide the Pledgee with all information regarding the business operation and financial condition of the Company at the Pledgee’s request,;

6.7	The Pledgors shall not incur or succeed to any debts or liabilities which may adversely affect their equity interests in the Company without the Pledgee’s prior written consent;

6.8	The Pledgors shall appoint, and appoint only, the candidates nominated by the Pledgee to the board of directors of the Company, and shall not replace such candidates without the Pledgee’s prior written consent;

6.9	The Pledgors shall cause the board of directors of the Company not to approve any acquisition of, any consolidation with, or any investment in any third party without the Pledgee’s prior written consent;

6.10	The Pledgors shall promptly notify the Pledgee of any pending or threatened lawsuit, arbitration or administrative dispute which involve the assets, business or incomes of the Company, and take positive measures against aforesaid lawsuits, arbitrations or administrative dispute;

6.11	The Pledgors shall not commit any conducts or omissions that may adversely affect the assets, business operation, the debts and liabilities of the Company without the Pledgee’s prior written consent;

6.12	To the extent permitted by the PRC laws and regulations, and at any time upon Pledgee’s request, the Pledgors shall promptly and unconditionally transfer their equity interests in the Company to Pledgee or its designated third party in accordance with the Exclusive Purchase Option Agreement, and cause other shareholders waive their rights of first refusal with respect to such transfer;

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Equity Pledge Agreement

6.13	The Pledgors shall cause the board of directors of the Company to approve for the resolution in respect of the equity transfer or asset transfer under the Exclusive Purchase Option Agreement;

6.14	The Pledgors shall make every efforts to cause the Company to perform the obligations of Article 7 hereunder;

6.15	The Pledgors shall, to the extent permitted by applicable laws, cause the business term of the Company (including the circumstance of change of business terms) not shorter than that of Pledgee (including the circumstance of change of business terms);

6.16	The Pledgors shall strictly comply with the provisions of this Agreement, and effectively perform its obligations hereunder, and shall be prohibited from committing any act or omission which may affect the validity or enforceability of this Agreement;

6.17	The Pledgors agree that the Pledgee’s right to exercise the pledge under this Agreement shall not be suspended or impaired by the Pledgor or any successors of the Pledgors or any person authorized by the Pledgors through legal procedures.

7. OBLIGATIONS OF THE COMPANY

7.1	It shall make every efforts to assist the Pledgors to obtain all the relevant consents, permit, waiver and approval from third party or the approval and permit from the governmental authorities, or the completion or exemption of the registration procedure required for performance of this Agreement and completion of Equity Pledge and keep it remain validity;

7.2	Without the Pledgee’s prior written consent, it shall not supplement or amend the articles of association or rules of the Company, its wholly-owned and holding subsidiaries in any manner, nor shall it increase or decrease the registered capital or change the shareholding structure of aforesaid entities in any manner;

7.3	It shall prudently and effectively maintain its business operations according to good financial and business standards so as to maintain or increase the value of its assets;

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7.4	Unless as required necessary for the business operation of the Company or upon the prior written consent by Pledgee, it shall not transfer, sell or otherwise dispose of the lawful rights and interests to and in its assets or incomes, nor shall it encumber its assets and income in any way that would affect the Pledgee’s security interests;

7.5	It shall not incur or succeed to any debts or liabilities unless as required necessary for the business operation of the Company or upon the prior written consent by Pledgee;

7.6	At the Pledgee’s request, it shall provide the Pledgee with all information regarding its business operation and financial condition;

7.7	It shall purchase insurance from insurance companies acceptable to the Pledgee in such amounts and of such kinds as are customary in the region among companies doing similar business and having similar assets;

7.8	Without the Pledgee’s prior written consent, it shall not acquire or consolidate with any third party, nor shall they invest in any third party;

7.9	It shall promptly notify the Pledgee of any pending or threatened lawsuit, arbitration or administrative dispute which involve its assets, business or incomes, and take positive measures against aforesaid lawsuits, arbitrations or administrative dispute;

7.10	Without the Pledgee’s prior written consent, it shall not distribute any dividends to the Pledgors in any manner, and at the Pledgee’s request, it shall promptly distribute all distributable dividends to the Pledgors;

7.11	Without the Pledgee’s prior written consent, it shall not commit any act or omission that would materially affect its assets, business or liabilities.

8. RELEASE OF THE MORTGAGE

When the Pledgors and the Company fulfilled all the obligations under the Main Agreements, the Pledgors shall cooperate with the Pledgee to release the pledge of the equity and the ABIC registration under request of the Pledgee.

9. EXERCISE OF RIGHT OF PLEDGE

9.1	The Pledgee may exercise the Right of Pledge at any time following the delivery of Notice of Default as provided in Article 10.2 to the Pledgors;

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Equity Pledge Agreement

9.2	The Pledgee is entitled to be first compensated with the money converted from or the proceeds from auction or sale of all or part of Pledged Equity in accordance with legal proceedings unless the Pledgors has duly and completely performed the obligations under Main Agreements;

9.3	The returns obtained from exercising the Right of Pledge by the Pledgee shall be distributed in accordance with the following order:

a).	paying all the costs, expenses and taxes related to exercising the Right of Pledge;

b).	repaying the Guaranteed Liability;

c).	returning to the Pledgors or other parties entitled to obtain such fees in accordance with relevant rules and regulations the balance of the above fees, or drawing such fees by the Pledgee under notarization of the local notary office.

9.4	Within the term of this Agreement, if the Pledged Equity hereunder is subject to any compulsory measures implemented by a court or other departments due to the Pledgors’ failing to repay the debts which fall due or violation of PRC Laws or state policies etc., the Pledgors shall:

a).	notify the Pledgee in written form of such compulsory measures within three 3 days following its occurrence;

b).	use all efforts (including but not limited to provide other security to the court or other government authorities), in order to dismiss the compulsory measures taken by the court or other government authorities over the Pledged Equity;

9.5	The Pledgors shall not hinder the Pledgee from exercising the Right of Pledge and shall give necessary assistance so that the Pledgee could realize its Right of Pledge.

10. EVENT OF DEFAULT

10.1	The following events shall be regarded as the Events of Default:

a).	Any Party breaches any of the representations or warranties hereunder;

b).	The Pledgors and/or the Company breaches any of the representations or warranties under the Main Agreements;

c).	The Pledgors and/or the Company fail(s) to duly and completely perform the obligations hereunder;

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Equity Pledge Agreement

d).	The Pledgors and/or the Company fail(s) to duly and completely perform the obligations under the Main Agreements;

e).	Any other external borrowing, guaranty, compensation or other liabilities of the Pledgors: (1) is required for an early repayment or performance prior to the scheduled date due to any breach by the Pledgors; or (2) is due but cannot be repaid or perform as scheduled, which, at the discretion of the Pledgee, has an adverse effect on the Pledgors’ ability of performing the obligations under this Agreement;

f).	The Company fails to repay the debts which fall due;

g).	The properties owned by Pledgor have significant adverse changes, which, at the discretion of Pledgee, has an adverse effect on Pledgor’s ability of performing the obligations under this Agreement;

h).	The successor or agent of the Pledgors is unable to fully perform the payment liabilities under the Agreement or refuse to perform such payment liabilities;

i).	Other circumstances whereby the Pledgee is incapable of disposing of the Right of Pledge in accordance with relevant laws and regulations;

10.2	Unless the Pledgors take the action to Pledgee’s satisfaction to remedy the defaults as listed in Article 10.1 hereof, the Pledgee may give a written notice about default (“Notice of Default”) to the Pledgors when such default occurs or at any time thereafter.

11. TAXES AND EXPENSES

11.1	The Parties shall pay, in accordance with relevant PRC laws and regulations, their respective taxes and expenses arising from the execution and performance of this Agreement.

12. ASSIGNMENT OF AGREEMENT

12.1	The Pledgors shall not transfer part or all of the rights and obligations under this Agreement without prior written consent from the Pledgee;

12.2	To the extent permitted by law, the Pledgee shall have the right to transfer any or part of its rights and obligations under this Agreement and Main Agreements to any third party upon a six (6) day written notice to the Pledgors or the Company without its approval; The Pledgors shall execute relevant agreements or documents upon request of the Pledgee.

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13. CHANGES IN IMPORTANT LAWS

13.1	In the event the Pledgee considers that the maintenance of the effectiveness of this Agreement or performance of the Right of Pledge under this Agreement to be illegal or constitute a conflict of the prevailing rules and regulations any time after this Agreement takes into effect, the Pledgors and the Company shall take immediate action and/or sign relevant agreements under written instruction and reasonable request of the Pledgee so as to:

a).	keep the effectiveness of this Agreement;

b).	assist to exercise the Right of Pledge in the way stipulated under this Agreement;

c).	maintain or realize the guaranteed interests under this Agreement.

14. EFFECTIVENESS, MODIFICATION AND TERMINATION

14.1	This Agreement shall be effective after it is duly executed by the Parties. The Pledgor shall cause the Company’s register of shareholders to reflect the Pledged Equity, and provide the Pledgee a registration evidencing such reflection in a form acceptable to Pledgee. The term of this Agreement will not end until all contractual obligations under the Main Agreements are fully performed or the Guarantee Liability are fully repaid;

14.2	The modification of this Agreement shall not be effective without written agreement through negotiation. If the Parties could not reach an agreement, this Agreement remains effective;

14.3	This Agreement shall not be released or terminated without written agreement through negotiation. Notwithstanding the above, Party C shall have the right to terminate this Agreement by giving a thirty (30) day prior notice to the other Parties hereto; After full repayment of the debts and Party B no longer assumes related obligations, Party C shall release or cancel this Agreement at a possibly reasonable time.

14.4	The termination or expiration of this Agreement due to any reason shall not affect the effectiveness of the dispute settlement clauses in this Agreement.

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15. CONFIDENTIALITY

15.1	Any information, documents, data and all other materials (herein “Confidential Information”) arising out of the negotiation, signing, and implement of this Agreement, shall be kept in strict confidence by the Parties and the receiving party shall not use or disclose the Confidential Information or any part thereof to any third parties unless it obtains prior written consent of the disclosing party of the Confidential Information, or required by relevant laws and regulations or requirements of relevant stock exchange. The following information shall not constitute Confidential Information:

a)	any information which, as shown by written evidence, has previously been known to the receiving party;

b)	any information which enters the public domain not due to the fault of the receiving party or is known by the public for other reasons; or

c)	any information lawfully acquired by the receiving party from another source subsequent to the receipt of relevant information..

15.2	The receiving party may disclose the Confidential Information to its relevant employees, agents or professionals retained by it, provided that the receiving party shall make sure that such persons will comply with the relevant terms and conditions of this Agreement and assume any liabilities arising as a result of such person’s breach of the relevant terms and conditions of this Agreement.

15.3	Upon the termination of this Agreement, the receiving party shall return any and all documents, materials or software containing any Confidential Information to the original owner of such Confidential Information or its provider, or upon the consent of the original owner of such Confidential Information or its provider, destroy such Confidential Information from any memory or storage device, and shall cease using such Confidential Information;

15.4	If this Agreement is modified, terminated or becomes invalid or unenforceable, the validity and enforceability of this Article 15 shall not be affected or impaired.

16. FORCE MAJEURE

16.1	“Force Majeure” refers that any event that could not be foreseen, and could not be avoided and overcome, which includes among other things, but without limitation, acts of nature (such as earthquake, flood or fire), government acts, strikes or riots;

16.2	If an event of force majeure occurs, any of the Parties who is prevented from performing its obligations under this Agreement by an event of force majeure shall notify the other Parties without delay and within fifteen (15) days of the event provide detailed information about and notarized documents evidencing the event and take appropriate means to minimize or remove the negative effects of force majeure on the other Parties, and shall not assume the liabilities for breaching this Agreement. The Parties shall keep on performing this Agreement after the event of force majeure disappears.

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17. APPLICABLE LAW AND DISPUTE RESOLUTION

17.1	The effectiveness, interpretation, implementation, enforcement and dispute-resolution related to this Agreement shall be governed under PRC Laws;

17.2	Any dispute arising out of this Agreement shall be resolved by the Parties through friendly negotiation. If the Parties could not reach an agreement within thirty (30) days since the dispute is brought forward, each Party may submit the dispute to Wuhan Arbitration Commission for arbitration under its applicable rules, the language of arbitration proceedings shall be Chinese. The arbitration award should be final and binding upon the Parties;

17.3	If any dispute arises out of this Agreement or any dispute is under arbitration, each Party shall continue to have the rights hereunder other than those in dispute and perform the obligations hereunder other than those in dispute.

18. MISCELLANEOUS

18.1	The Parties acknowledge that this Agreement constitutes the entire agreement of the Parties with respect to the subject matters therein and supersedes and replaces all prior or contemporaneous oral or written agreements, understandings and communication between the Parties;

18.2	This Agreement shall bind and benefit the successor of each Party and the transferee permitted hereunder with the same rights and obligations as if the original parties hereof;

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18.3	Any notice required to be given or delivered to the Parties hereunder shall be in writing and delivered to the address as indicated below or such other address as such party may designate, in writing, from time to time. All notices shall be deemed to have been given or delivered upon by personal delivery, fax and registered mail. It shall be deemed to be delivered upon: (1) registered air mail: 5 business days after deposit in the mail; (2) personal delivery or delivery by fax: 2 business days after transmission. If the notice is delivered by fax, it should be confirmed by original through registered air mail or personal delivery:

Party A

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

The Representative designated by Party B

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

Party C

Contact person: WEI, Qizhi

Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu

Road, Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

18.4	This Agreement is in both Chinese and English and executed by all parties, and the two versions have the same effect. Should there be any discrepancy between the two language versions, the Chinese version shall prevail.

18.5	This Agreement is executed in eleven (11) originals with each Party holding one (1) original, and each of the originals shall be equally valid and authentic.

[Signature page follows]

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Equity Pledge Agreement

IN WITNESS WHEREOF, each party has caused this Agreement to be executed and delivered as of the date first above written.

Party A : Hubei Chutian Microfinance Co., Ltd.. (Seal)

Legal Representative(or Authorized Representative):

Party B: The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd.

Hubei New Nature Investment Co., Ltd (seal) Legal Representative (or Authorized Representative)： /s/	WEI, Qizhi Signature /s/

YANG, Sizhi Signature /s/	HU, Yuyou Signature /s/

DENG , Wanxin Signature /s/	LIANG , Jing Signature /s/

WANG, Hailin Signature /s/	XIAO, Wenting Signature /s/

LI, Ling Signature /s/

Party C: Wuhan Chutian Investment Holding Co., Ltd (Seal)

Legal Representative (or Authorized Representative):

Date:

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Appendixes

Share Pledge of Hubei Chutian Microfinance Co., Ltd.

Shareholders/ Pledgor	Numbers of Shares Held by Pledgor	Percentage of Shareholding	Numbers of Shares Pledged	Name of Pledgee
Hubei New Nature Investment Co., Ltd	89,100,000	19.8%	89,100,000	Wuhan Chutian Investment Holding Co., Ltd.
Hu Yuyou	63,720,000	14.16%	63,720,000
Yang Sizhi	61,200,000	13.6%	61,200,000
Xiao Wenting	47,730,000	10.61%	47,745,000
Wang Hailin	34,500,000	7.67%	34,515,000
Deng Wanxin	19,500,000	4.33%	19,485,000
Liang Jing	19,500,000	4.33%	19,485,000
Wei Qizhi	13,500,000	3%	13,500,000
LI Ling	11,250,000	2.5%	11,250,000
Total	360,000,000	80%	360,000,000

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